Exhibit (a)(5)(m)

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
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XAVION JYLES, Individually and on Behalf of	:	Civil Action No.
All Others Similarly Situated,	:	CLASS ACTION
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Plaintiff,	:	COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS, THE ITALIAN CIVIL CODE AND FOR BREACH OF FIDUCIARY DUTY
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vs.	:

GENTIUM S.P.A., JAZZ

PHARMACEUTICALS PUBLIC LIMITED

COMPANY, JAZZ PHARMACEUTICALS

ITALY S.R.L., KHALID ISLAM, GIGLIOLA

BERTOGLIO, LAURA FERRO, BOBBY W.

SANDAGE, JR., MARCO BRUGHERA,

ELMAR SCHNEE and JOYCE VICTORIA

BIGIO,

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Defendants.	:
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	x	DEMAND FOR JURY TRIAL

INTRODUCTION

1.        This is a stockholder class action brought on behalf of the holders of Gentium S.p.A. (“Gentium” or the “Company”) American Depository Shares (“ADSs”) against Gentium, the members of Gentium’s Board of Directors (the “Board”), Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent”), and Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata and a wholly owned subsidiary of Parent (“Purchaser” and with Parent, “Jazz”), in connection with a definitive agreement (the “Tender Offer Agreement”) entered into by Gentium, Parent and Purchaser (the “Merger”). This action arises out of defendants’ dissemination of a materially false and misleading solicitation/recommendation statement in violation of §§14(e) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”), defendants’ violation of Article 2395 of the Italian Civil Code, and defendants’ breaches of fiduciary duty, arising out of the proposed acquisition of Gentium by Jazz through an unfair process and at an unfair price (the “Proposed Acquisition”).

2.        Gentium, located in Como, Italy, is a biopharmaceutical company focused on the development and manufacturing of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Gentium ADSs trade on the Nasdaq Global Select Market. On December 19, 2013, Gentium and Jazz jointly announced that they had entered into the Tender Offer Agreement by which Jazz will acquire the Company. Under the terms of the Tender Offer Agreement, Jazz will acquire Gentium for $57.00 per share. Upon completion of the transaction, Gentium will be a wholly owned subsidiary of Jazz. Pursuant to the Tender Offer Agreement, Jazz has commenced a tender offer to acquire all of the outstanding shares of the Company’s common stock for $57.00 per share in cash (the “Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will expire on January 22, 2014.

3.        The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Gentium to Jazz on terms preferential to defendants and other Gentium insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by Gentium’s largest shareholders (who have designees on the Board), and the Board and Company management, who together control over 6.5 million Company shares, or approximately 38% of Gentium’s outstanding stock, and who seek liquidity for their illiquid holdings in Gentium stock. If the Proposed Acquisition closes, Gentium’s two largest shareholders, Board members and Company management will receive over $360 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Gentium’s other shareholders.

4.        The Company’s public shareholders do not share the defendants’ liquidity interests, as each shareholder can liquidate his or her Gentium shares by selling into the market. Moreover, unlike defendants, as investors in the high risk/high reward biopharmaceutical industry, Gentium’s public shareholders have deliberately chosen to take that risk in return for a higher reward over the long term. But as a result of defendants’ wrongful conduct, that opportunity to participate in Gentium’s expected long-term growth will be taken away from them and handed to Jazz for what is clearly an unfair price.

5.        The proposed Tender Offer price of $57.00 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. Fifty-seven dollars per share in cash is a paltry 2.4% premium over the market’s closing price for Gentium ADSs the day before the Proposed Acquisition was announced. And the Tender Offer price provides a negative premium to the Company’s shareholders when compared to Gentium’s December 9, 2013 daily high and close of $59.25 and $57.10, respectively. Most significantly, stock price targets for

Company shares as reflected in publicly available Wall Street research analysts’ reports at the time the Tender Offer Agreement was signed, indicate an overall target stock price range for the Company of $68.00 to $78.00 per share (with a mean and median of $73.00 per share), $11.00 to $21.00 – 19% to 37% higher than the Tender Offer price. As such, it appears that the proposed offer price provides an insufficient and negative premium to shareholders.

6.        Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Gentium’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Jazz.

7.        Pursuant to the Tender Offer Agreement, Jazz has commenced the Tender Offer. The initial offer period of the Tender Offer will expire on January 22, 2014. The closing of the Merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 35% of the Company’s shares are controlled by Gentium’s largest shareholders, and the Board and members of Company management, all of whom will certainly tender their shares in support of the Tender Offer Agreement.

8.        To protect against the threat of alternate bidders out-bidding Jazz after the announcement, defendants implemented preclusive deal protection devices to guarantee that Jazz will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Gentium.

9.        Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that precludes the Company from soliciting potential competing bidders; (ii) a matching rights provision that requires the Company to disclose confidential information about competing bids to Jazz and allow Jazz to match any competing proposal; and (iii) a termination and expense fee provision that requires the Company to pay Jazz a $25.3 million penalty if the Proposed Acquisition is terminated in favor of a superior proposal.

10.      As detailed herein, defendants breached their fiduciary duties, and aided and abetted such breaches, by conducting a flawed sales process designed to deliver the Company to Jazz and provide material benefits to Company insiders. As a result, the Board failed in its duty to secure the best price possible for the Company’s shares, and exacerbated their breaches of fiduciary duty in the sales process by agreeing to lock up the Proposed Acquisition with preclusive deal protection devices and failing to disclose all material information to shareholders.

11.      In an attempt to secure shareholder support for the unfair Proposed Acquisition, on December 24, 2013, Gentium filed with the U.S. Securities and Exchange Commission (“SEC”) a materially false and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”), which 14D-9 was also disseminated to Gentium’s shareholders. The 14D-9, which recommends that Gentium’s shareholders tender their shares to Jazz, omits and/or misrepresents material information in contravention of §§14(e) and 20(a) of the 1934 Act regarding the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company.

12.      As explained herein, the foregoing information is material to the impending decision of Gentium’s shareholders whether or not to tender their shares and/or whether to seek appraisal for their shares. As such, defendants’ violations of §§14(e) and 20(a) of the 1934 Act, their violations of Article 2395 of the Italian Civil Code, and their breaches of fiduciary duty to maximize shareholder value and disclose all material information in connection with a merger transaction, threaten shareholders with irreparable harm for which money damages are not an adequate alternate remedy.

Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will expire on January 22, 2014. Thus, plaintiff seeks injunctive relief to ensure that defendants cure their breaches of fiduciary duty and violations of §§14(e) and 20(a) and Article 2395 of the Italian Civil Code before Gentium shareholders are required to tender their shares and/or seek appraisal, and that defendants are not permitted to seek shareholder tenders without complying with their duty under the federal securities laws and Italian law to provide shareholders with all material information.

JURISDICTION AND VENUE

13.      This Court has jurisdiction over all claims asserted herein pursuant to §27 of the 1934 Act, 15 U.S.C. §78aa, and 28 U.S.C. §1331, for violations of §§14(e) and 20(a) of the 1934 Act, 15 U.S.C. §§78n(e) and 78t(a). This Court has supplemental jurisdiction under 28 U.S.C. §1367.

14.      This Court has jurisdiction over Gentium because its ADSs trade on the Nasdaq Global Select Market, and each other defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

15.      Venue is properly laid in this judicial district because the acts and transactions constituting the violations of federal law complained of herein have occurred in this District, including the dissemination of a December 24, 2013 materially false and misleading Schedule 14D-9 Solicitation/Recommendation Statement to residents of New York through the means and instrumentalities of interstate commerce and the mails.

PARTIES

16.      Plaintiff Xavion Jyles is and was at all times relevant hereto a shareholder of Gentium.

17.      Defendant Gentium is a società per azioni organized under the laws of the Republic of Italy, headquartered in Como, Italy.

18.      Defendant Parent is a public limited company formed under the laws of Ireland, headquartered in Dublin, Ireland.

19.      Defendant Purchaser is an Italian società a responsabilità limitata and a wholly owned subsidiary of Parent.

20.      Defendant Dr. Khalid Islam (“Islam”) has served as the Company’s Chairman and a director since December 2009 and its Chief Executive Officer (“CEO”) since November 2009. Defendant Islam currently holds 100,000 Gentium shares and 575,000 options which will be fully vested upon the closing of the Proposed Acquisition. Islam will receive $5.7 million for the Gentium shares he holds and will be paid a cash spread value of $28,830,500 for his Gentium options if the Proposed Acquisition closes.

21.      Defendant Gigliola Bertoglio (“Bertoglio”) has served as a director of Gentium since December 2004. Defendant Bertoglio currently holds 134,500 options which will be fully vested upon the closing of the Proposed Acquisition. Bertoglio will be paid a cash spread value of $6,859,500 for her Gentium options if the Proposed Acquisition closes.

22.      Defendant Dr. Laura Ferro (“Ferro”) is Gentium’s former President and CEO (1991 until 2009) and has served as a director since 1991. Defendant Ferro is the former President and CEO of one of the Company’s largest shareholders, FinSirton S.p.A (“FinSirton). From 1991 to 2010, Ferro also held various positions at Sirton Pharmaceuticals S.p.A., a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products. Together with members of her family, Ferro may be deemed to control F3F S.r.l. (formerly FinSirton), which beneficially owns approximately 15% of the outstanding Company shares as of December 16, 2013. Ferro currently holds 84,500 options which will be fully vested upon the closing of the Proposed Acquisition. Ferro will receive $128,250,000 for the Gentium shares she holds and will be paid a cash spread value of $4,246,970 for her Gentium options if the Proposed Acquisition closes.

23.      Defendant Dr. Bobby W. Sandage, Jr. (“Sandage”) has served as a director since October 2009. Defendant Sandage currently holds 134,500 options which will be fully vested upon the closing of the Proposed Acquisition. Sandage will be paid a cash spread value of $6,859,500 for his Gentium options if the Proposed Acquisition closes.

24.      Defendant Marco Brughera (“Brughera”) has been a Board member since December 6, 2011. Paolo Cavazza (“Cavazza”) is the beneficial owner of 2,611,995 shares of common stock (17.4% of the outstanding Gentium common shares), which shares he owns indirectly through Sigma-Tau Finanziaria S.p.A., an Italian Corporation (“Sigma Tau”), which, together with its affiliates, beneficially owns approximately 17.4% of the outstanding Company shares as of December 16, 2013. F3F S.r.l. (formerly FinSirton), one of the Company’s largest shareholders, has agreed to vote its shares in favor of one person designated by Sigma Tau for election to the Board of Directors. Defendant Brughera is that designee, and currently holds 38,500 options which will be fully vested upon the closing of the Proposed Acquisition. Cavazza and Sigma Tau will receive $148,883,715 for the Gentium shares they hold and Brughera will be paid a cash spread value of $1,851,080 for his Gentium options if the Proposed Acquisition closes.

25.      Defendant Dr. Elmar Schnee (“Schnee”) is and for all relevant times has been a member of the Board. Defendant Schnee currently holds 38,500 options which will be fully vested upon the closing of the Proposed Acquisition. Schnee will be paid a cash spread value of $1,851,080 for his Gentium options if the Proposed Acquisition closes.

26.      Defendant Joyce Victoria Bigio (“Bigio”) is and for less than nine months has been a member of the Board. Defendant Bigio currently holds 31,500 options which will be fully vested upon the closing of the Proposed Acquisition. For less than nine months’ service as a director, Bigio will be paid a cash spread value of $1,542,240 for her Gentium options if the Proposed Acquisition closes.

27.      The defendants named above in ¶¶20-26 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

28.      Plaintiff’s claims are brought on individually and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all public holders of Gentium ADSs who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

29.      Plaintiff s claims are properly maintainable as a class action under Fed. R. Civ. P. 23.

30.      The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, as of December 16, 2013, Gentium had 15,555,131 shares of common stock issued and outstanding, of which 10,984,130 were represented by an equal amount of issued and outstanding ADSs.

31.      There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)        whether defendants are breaching their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(b)        whether defendants are engaging in self-dealing in connection with the Proposed Acquisition, and/or aiding and abetting therein;

(c)        whether defendants are breaching their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or aiding and abetting therein;

(d)        whether defendants are unjustly enriching themselves and other insiders or their affiliates and Gentium, and/or aiding and abetting therein;

(e)        whether defendants are breaching any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing, and/or aiding and abetting therein;

(f)         whether defendants, in connection with the Proposed Acquisition, are engaging in unlawful conduct;

(g)        whether defendants, in connection with the Proposed Acquisition, have harmed Gentium’s shareholders;

(h)        whether defendants, in connection with the Proposed Acquisition, are violating Article 2395 of the Italian Civil Code;

(i)         whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(j)         whether the Proposed Acquisition compensation payable to plaintiff and the Class for their holdings in the Company is unfair and inadequate;

(k)        whether defendants have disseminated a false and misleading solicitation/recommendation statement in violation of §§14(e) and 20(a) of the 1934 Act; and

  (l)        whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

32.        Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

33.        Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

34.        The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35.        Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

36.        Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND

37.        Gentium, located in Como, Italy, is a biopharmaceutical company focused on the development and manufacturing of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, has been granted Orphan Drug status by the U.S. Food and Drug Administration (“FDA”), by the European Medicines Agency, by the Korean Ministry of Food and Drug Safety, both to treat and to prevent veno-occlusive disease (“VOD”), by the Commonwealth of Australia- Department of Health for the treatment of VOD and Fast Track Designation by the FDA to treat VOD. In October 2013, the European Commission granted Marketing Authorization for Defitelio™ (defibrotide) for the treatment of severe VOD in adults and children undergoing hematopoietic stem cell transplantation therapy. In November 2013, the European Union granted Orphan Drug Designation for defibrotide for the prevention of Graft versus Host Disease (“GvHD”).

38.      Gentium obtained for Defitelio a Marketing Authorization by the European Commission for the treatment of severe hepatic VOD in hematopoietic stem-cell transplantation (“HSCT”) therapy. A Phase 3 randomized controlled study of defibrotide in the prevention of hepatic VOD in pediatric HSCT patients has also been completed. Defitelio has generally been well-tolerated; the most frequent adverse reactions observed during the treatment of hepatic VOD in pre-marketing use were hemorrhage, hypotension and coagulopathy. VOD is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality for hematologic cancers and other conditions in both adults and children.

39.      Jazz is a specialty biopharmaceutical company focused on improving patients’ lives by identifying, developing and commercializing innovative products that address unmet medical needs. The company has a diverse portfolio of products in the areas of narcolepsy, oncology, pain and psychiatry. The company’s U.S.-marketed products in these areas include: Xyrem (asparaginase Erwinia chrysanthemi), Priait (ziconotide) intrathecal infusion, FazaClo (clozapine, USP) HD and FazaClo LD. Outside of the United States, Jazz Pharmaceuticals also has a number of products marketed by its EUSA Pharma division.

40.      Over its last three financial quarters, Gentium has reported spectacular growth. On May 14, 2013, Gentium announced that product sales for the first quarter of fiscal 2013 (ended March 31, 2013) of EUR 7.54 million grew 33% compared to product sales of EUR 5.65 million for the first quarter of fiscal 2012. Total revenues for the first quarter of fiscal 2013 were EUR 8.10 million compared to EUR 5.66 million for the first quarter of fiscal 2012. Net income for the first quarter of fiscal 2013 was EUR 0.79 million compared to a net loss of EUR (0.91) million for the first quarter of fiscal 2012.

41.      Commenting on these results, Salvatore Calabrese (“Calabrese”), SVP and Chief Financial Officer of Gentium, stated:

“We are pleased to report that Defibrotide usage increased by 32% and by 15%, respectively, when compared to the prior-year period and to the fourth quarter of 2012. Defibrotide demand outside the US continue to remain strong, representing 93% of the Defibrotide total product sales for the three month period ended March 31, 2013. The Company continues to be cash flow positive and profitable.”

42.      For the second half of 2013 (ended June 30, 2013) Gentium reported on August 13, 2013 that for the six-month period ended June 30, 2013, compared to the six-month period ended June 30, 2012:

(a)      product sales were EUR 17.17 million compared with EUR 13.68 million, recording an increase of EUR 3.49 million, or 26%;

(b)      total revenues were EUR 18.33 million compared with EUR 14.17 million; and

(c)      operating income was EUR 2.65 million compared with EUR 0.14 million.

43.      About the first half results, Calabrese stated:

“We are pleased to report that Defibrotide revenues for the three and six-month periods ended June 30, 2013 increased by 21% and 26%, respectively, when compared to the three and six-month periods ended June 30, 2012. Defibrotide net product sales for the three-month period ended June 30, 2013 amounted to EUR 7.77 million (USD 10.11 million), which is the highest of any quarter since the commencement of our cost recovery and named-patient programs.

Additionally, we recorded an increase of 20% and of 26% in product sales for the three and six- month period ended June 30, 2013 compared to the same periods of 2012.… We maintain our profitability, with a net income of EUR 1.85 million in the second quarter of 2013 compared to EUR 0.82 million in the second quarter of 2012. Diluted earnings per share was EUR 0.12 for the second quarter of 2013 compared to EUR 0.05 for the same period in 2012.”

44.      In the same August 13, 2013 release, defendant Islam reported:

“On July 26th, we received a positive opinion for Defitelio® from the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) who recommended a marketing authorization, under exceptional circumstances, for the treatment of severe veno-occlusive disease (“VOD”). We are delighted that the CHMP reversed its negative opinion on Defitelio®, recommending it for approval. The positive opinion represents an important milestone for the Company.”

And Adrian Haigh, Chief Operating Officer of Gentium GmbH, stated that ‘“We look forward to the final ratification by the European Commission (“EC”), within three months, which will be effective and valid for all 28 Countries of the European Union (“EU”). We could expect the initiation of the commercial launch to take place towards the end of Q4/2013.’”

45.      On October 22, 2013, the Company announced that the European Commission had granted a Marketing Authorization for Defitelio for the treatment of severe hepatic VOD in adults and children undergoing hematopoietic stem cell transplantation therapy. Defitelio is the first approved treatment in the European Union for this life-threatening condition, which the Company currently plans to begin marketing in the European Union in the first quarter of 2014.

46.      On October 31, 2013, Gentium reported its financial results for its third quarter of 2013 (ended September 30, 2013). For its third quarter of 2013, as compared to the third quarter ended September 30, 2012:

(a)        product sales were EUR 11.61 million compared with EUR 7.09 million, recording an increase of EUR 4.52 million or 64%;

(b)      total revenues were EUR 11.84 million, compared with EUR 7.38 million; and

(c)      net income was EUR 2.71 million, compared with EUR 0.25 million.

47.      Following the European Commission’s grant of a Marketing Authorization for Defitelio and Gentium’s outstanding third quarter 2013 results, Wall Street analysts indicated an overall target stock price range for the Company of $68.00 to $78.00 per share (with a mean and median of $73.00 per share).

THE PROPOSED ACQUISITION

48.      Despite the Company’s bright future, on December 19, 2013, Gentium and Jazz announced that they had entered into the Tender Offer Agreement whereby Jazz would acquire all of Gentium’s outstanding stock for just $57.00 per share in cash. Pursuant to the Tender Offer Agreement, when the Merger is complete, Gentium will survive as a wholly owned subsidiary of Jazz, and Jazz will own and control the Company.

49.      The press release announcing the Proposed Acquisition states in pertinent part:

JAZZ PHARMACEUTICALS AND GENTIUM S.p.A. ANNOUNCE

AGREEMENT FOR JAZZ PHARMACEUTICALS TO ACQUIRE

GENTIUM FOR $57.00 PER SHARE

Transaction would add a significant growth product in the European Union and Rest of World markets, Defitelio™ (defibrotide), a treatment for severe hepatic veno-occlusive disease in adults and children undergoing hematopoietic stem cell transplantation

Defitelio is highly complementary to Jazz Pharmaceuticals’ experience in and focus on orphan diseases in the area of hematology/oncology

Transaction expected to be immediately accretive to Jazz Pharmaceuticals’

adjusted earnings per share

Investor conference call to be held today, December 19, 2013 at 5:00 PM EST

(10:00 PM GMT)

… Jazz Pharmaceuticals plc and Gentium S.p.A. today announced that they have entered into a definitive agreement pursuant to which a subsidiary of Jazz Pharmaceuticals will make a cash tender offer of $57.00 per share for all outstanding

Gentium ordinary shares and American Depositary Shares, in a transaction that is valued at approximately $1 billion.

Gentium is a biopharmaceutical company focused on the development and manufacturing of therapies to treat and prevent a variety of rare diseases and conditions that currently have few or no treatment options, including orphan vascular diseases related to cancer treatments. In October 2013, the European Commission granted marketing authorization for Defitelio™ (defibrotide), the company’s lead product, for the treatment of severe hepatic veno-occlusive disease (VOD) in adults and children undergoing hematopoietic stem cell transplantation.

“The planned combination of Jazz Pharmaceuticals and Gentium is highly synergistic, as we both are dedicated to bringing highly differentiated therapies to patients who have high unmet medical needs,” said Dr. Khalid Islam, chairman of the board of directors and chief executive officer of Gentium. “We believe that Jazz Pharmaceuticals’ commercial and clinical expertise, and existing multi-national infrastructure, will help realize the value of Defitelio to patients, as the first treatment approved in the European Union for the treatment of severe hepatic VOD. After thoroughly evaluating our strategic options, our board of directors has determined that this all-cash transaction is in the best interest of our shareholders and employees.”

“Incorporating Gentium into Jazz Pharmaceuticals is a strong strategic fit as Defitelio would diversify our development and commercial portfolio and complement our clinical experience in hematology/oncology and our expertise in reaching targeted physicians who treat serious medical conditions,” said Bruce Cozadd, chairman and chief executive officer of Jazz Pharmaceuticals. “Because Defitelio is already approved in the EU, the acquisition would add a new orphan product that has potential for short- and long-term revenue generation, high growth and expansion of our multi-national commercial platform.”

This transaction has been approved by the Jazz Pharmaceuticals and Gentium boards of directors. Jazz Pharmaceuticals has entered into support agreements with certain shareholders of Gentium, including members of the board of directors and management team of Gentium, pursuant to which each of these shareholders has agreed to tender the Gentium ordinary shares and American Depositary Shares owned of record or beneficially by such shareholder, which in the aggregate represent approximately 15 percent of the outstanding Gentium ordinary shares and American Depositary Shares as of the date of the agreements.

Transaction Closing

The transaction is structured as an all cash tender offer by a subsidiary of Jazz Pharmaceuticals for all of the outstanding ordinary shares of Gentium and American Depositary Shares representing ordinary shares of Gentium. The closing of the tender offer is conditioned upon at least 66.67 percent of the fully diluted number of ordinary shares and American Depositary Shares of Gentium being tendered in the offer, with an option at Jazz Pharmaceuticals’ discretion to lower the minimum tender condition to a majority of the outstanding ordinary shares and American Depositary Shares, as well as other customary closing conditions. The tender offer is intended to facilitate the acquisition by Jazz Pharmaceuticals of as many ordinary shares and American Depositary Shares as possible, with the expectation that Gentium, following the offer, would cease to be a publicly-traded company. Following the closing of the tender offer, Jazz Pharmaceuticals intends to cause Gentium to seek to delist the American Depositary Shares from Nasdaq and to cause Gentium to terminate the deposit agreement relating to the American Depositary Shares. The transaction is expected to close in the first quarter of 2014.

Financing

Jazz Pharmaceuticals expects to finance the transaction with a combination of cash on hand, the proceeds from an incremental term loan and revolver borrowings under its existing senior secured credit facility. Barclays has provided a binding commitment letter for a $500 million incremental term loan, subject to the satisfaction of customary conditions.

Advisors

Jazz Pharmaceuticals’ financial advisor for the transaction is Barclays, and its primary legal advisors are Weil, Gotshal & Manges LLP, Baker & McKenzie, Cooley LLP, Hogan Lovells and Gattai, Minoli & Partners.

Gentium’s financial advisor for the transaction is Jefferies LLC, and its primary legal advisors are Skadden Arps Slate Meagher & Flom and Gianni, Origoni, Grippo Cappelli & Partners.

CONFLICTS POISONED THE PROCESS

50.      The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Gentium to Jazz on terms preferential to defendants and other Gentium insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by Gentium’s largest shareholders (who have designees on the Board), and the Board and Company management, who together control approximately 38% of Gentium’s outstanding stock (per the 14D-9), and who seek liquidity for their illiquid holdings in Gentium stock. If the Proposed Acquisition closes, Gentium’s two largest shareholders, Board members and Company management will receive over $360 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Gentium’s other shareholders.

51.      Paolo Cavazza is one of Gentium’s largest shareholders, and is the beneficial owner of 2,611,995 shares of common stock (17.4% of the outstanding Gentium common shares), which shares he owns indirectly through Sigma Tau, which, together with its affiliates, beneficially owns approximately 17.4% of the outstanding Company shares as of December 16, 2013. Cavazza and Sigma Tau will receive $148,883,715 for the Gentium shares they hold if the Proposed Acquisition closes.

52.      Defendant and Board member Ferro controls F3F S.r.l. (formerly FinSirton), which beneficially owns approximately 15% of the outstanding Company shares as of December 16, 2013. Ferro also currently holds 84,500 options which will be fully vested upon the closing of the Proposed Acquisition. Ferro will receive $128,250,000 for the Gentium shares she holds and will be paid a cash spread value of $4,246,970 for her Gentium options if the Proposed Acquisition closes.

53.      Defendant Islam, the Company’s Chairman and CEO, and a director, currently holds 100,000 Gentium shares and 575,000 options which will be fully vested upon the closing of the Proposed Acquisition. Islam will receive $5.7 million for the Gentium shares he holds and will be paid a cash spread value of $28,830,500 for his Gentium options if the Proposed Acquisition closes.

54.      Defendant Brughera, Sigma Tau’s designated board member (supported by F3F S.r.l.), currently holds 38,500 options which will be fully vested upon the closing of the Proposed Acquisition. Brughera will be paid a cash spread value of $1,851,080 for his Gentium options if the Proposed Acquisition closes.

55.      The other four Board members are similarly conflicted. Defendants and Board members Bertoglio and Sandage each currently hold 134,500 options which will be fully vested upon the closing of the Proposed Acquisition. Bertoglio and Sandage will each be paid a cash spread value of $6,859,500 for their Gentium options if the Proposed Acquisition closes. Defendant and Board member Schnee currently holds 38,500 options which will be fully vested upon the closing of the Proposed Acquisition. Schnee will be paid a cash spread value of $1,851,080 for his Gentium options if the Proposed Acquisition closes. Defendant and Board member Bigio currently holds 31,500 options which will be fully vested upon the closing of the Proposed Acquisition. For less than nine months service as a director, Bigio will be paid a cash spread value of $1,542,240 for her Gentium options if the Proposed Acquisition closes.

56.      The Company’s public shareholders do not share the defendants’ liquidity interests, as each shareholder can liquidate his or her Gentium shares by selling into the market. Moreover, unlike defendants, as investors in the high risk/high reward biopharmaceutical industry, Gentium’s public shareholders have deliberately chosen to take that risk in return for a higher reward over the long term. But as a result of defendants’ wrongful conduct, that opportunity to participate in Gentium’s expected long-term growth will be taken away from them and handed to Jazz for what is clearly an unfair price.

57.      In addition, from the Proposed Acquisition, Gentium’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units and restricted shares, all of which shall, upon the Merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition closes.

58.      Furthermore, to further cement management support for the Proposed Acquisition, on September 27, 2013 (the same day the Board decided to put the Company up for sale), the Board approved a transaction bonus for selected senior managers ranging from 1.0% up to 1.5% of the total transaction value, depending on the premium over $22.83 (the volume weighted average closing price of the ADSs in the ten days prior to September 27, 2013), achieved in any sale of the Company. Of the transaction bonus, 70% was allocated to defendant Islam, 10% to Calabrese, 10% to Senior VP, Commercial Operations Adrian Haigh (“Haigh”), and 5% to Senior VP and Scientific Director Dr. Giorgio Mosconi (“Mosconi”).

59.      In addition, the Board selected a conflicted financial advisor in the process that led to the Proposed Acquisition. Jefferies LLC (“Jefferies”) will receive a $25.1 million fee for serving as Gentium’s financial advisor that is wholly contingent on the closing of the Proposed Acquisition.

THE UNFAIR PROCESS

60.      These conflicts tainted the process leading to the Proposed Acquisition. While the Board created an M&A Committee to evaluate strategic alternatives including “a potential sale of the Company,” the formation of the committee did nothing to address the conflicts, and in fact furthered those conflicts. The Board appointed to the committee conflicted defendants Islam (who will receive over $34.5 million from the deal), Sandage (over $6.85 million) and Schnee (over $1.85 million), who were each strongly motivated to facilitate the Proposed Acquisition and who dominated the committee. As reflected in the process leading to the Proposed Acquisition, the Board and its special committee served their own liquidity interests, and breached their duty to maximize shareholder value in a change-of-control transaction. Significantly, the Board and the M&A Committee allowed conflicted members of management – including defendant Islam, Haigh (who will receive over $4.3 million from the Proposed Acquisition), Calabrese (over $20.3 million) and Mosconi (over $3.5 million) – to conduct all meetings with potential acquirers, including Jazz, unsupervised by any non-executive Board members.

61.      While the Board considered the Company’s strategic alternatives, including a potential sale, throughout 2013, it made a deliberate decision in July 2013 to defer evaluating potential acquirers until after it had received a recommendation by the European Medicines Agency’s Committee for Medicinal Products for Human Use (“CHMP”) for Defitelio. Following the CHMP’s positive opinion on July 26, 2013, the Board decided to postpone engaging a financial advisor until closer to the approval of Defitelio by the European Commission. On September 12, 2013, defendant Islam indicated that any decision regarding strategic options for the Company would likely be made in the fourth quarter, following the European Commission’s expected decision about Defitelio in late September or October 2013.

62.      Suddenly, before receiving the European Commission’s decision about Defitelio, and at management’s suggestion, the Board decided on September 27, 2013, to retain a financial advisor – Jefferies – and to form the M&A Committee to explore strategic alternatives, including a potential sale. As noted above, on the same day the Board also decided to award Gentium’s senior management a transaction bonus in the event of a sale of the Company. By November 19, 2013, Jazz proposed in writing to defendant Islam to acquire all outstanding Company shares for cash consideration of $53.00 per share. At the time, the Board was aware of (i) the Company’s substantial 2013 financial growth, (ii) the European Commission’s October 22, 2013 grant of a Marketing Authorization for Defitelio, and (iii) market analysts’ overall target stock price range for the Company of $68.00 to $78.00 per share. Shockingly, the Board on November 25, 2013 told Jazz that it would consider a transaction at a price of $57.00 per share for Gentium, thereby capping the price shareholders would receive in a deal, at a time when the market was valuing Gentium at $68-

$78 per share. Having so capped a deal price, the Board could push Jazz no further, and on December 19, 2013, agreed to sell the Company to Jazz for the unfair and inadequate price of $57.00 per share.

THE UNFAIR AND CONFLICTED PROCESS LED TO AN UNFAIR PRICE

63.      The proposed Tender Offer price of $57.00 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. Fifty-seven dollars per share in cash is a paltry 2.4% premium over the market’s closing price for Gentium ADSs the day before the Proposed Acquisition was announced. And the Tender Offer price provides a negative premium to the Company’s shareholders when compared to Gentium’s December 9, 2013 daily high and close of $57.10 and $59.25. Most significantly, stock price targets for Company shares as reflected in publicly available Wall Street research analysts’ reports at the time the Tender Offer Agreement was signed – in response to the Company’s substantial 2013 financial growth and the European Commission’s October 22, 2013 grant of a Marketing Authorization for Defitelio – indicate an overall target stock price range for the Company of $68.00 to $78.00 per share (with a mean and median of $73.00 per share), $11.00 to $21.00 – 19% to 37% higher than the Tender Offer price. As such, it appears that the proposed offer price provides an insufficient and negative premium to shareholders.

64.      Furthermore, as set forth below, much of the material detail about the inherent value of the Company is missing from the 14D-9.

65.      The Tender Offer price also fails to reflect the value of Gentium to Jazz. If it closes, the Proposed Acquisition will give Jazz a fast-growing orphan drug that is being used for several indications. Jazz has already said that defibrotide is highly complementary to its focus on orphan diseases in hematology and oncology, suggesting synergies will be created. The Proposed Acquisition will also meaningfully diversity Jazz’s revenue, and lead to significant opportunities for revenue synergies. Due to the expanded indication of severe VOD, analysts expect that Gentium will produce sales of $117 million in 2014 for growth of 113%, but the real upside is created if in fact defibrotide reaches its peak sales potential of $500 million. And this estimate only accounts for VOD indications. Gentium is also developing defibrotide for the treatment of GvHD, a larger indication, and multiple myeloma. If successful, defibrotide could very well become a blockbuster product. Given the rate at which it has grown in the last year suggests that it will be a continued marketing success, and that Jazz is materially underpaying for Gentium.

66.      With the acquisition of Gentium, Jazz is expected to produce sales of $1.2 billion in 2014, going from growth of 22% to more than 30%. As a result, the deal for Gentium is expected to add immediately to Jazz’s earnings per share.

67.      As Bruce Cozadd, Jazz CEO, stated about the Proposed Acquisition: “‘Incorporating Gentium into Jazz Pharmaceuticals is a strong strategic fit as Defitelio would diversify our development and commercial portfolio and complement our clinical experience.’”

THE DEAL PROTECTION DEVICES

68.      To protect against the threat of alternate bidders out-bidding Jazz after the announcement of the Proposed Acquisition, defendants implemented preclusive deal protection devices to guarantee that Jazz will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Gentium.

69.      First, following the execution of the Tender Offer Agreement, on December 23, 2013 certain officers and directors of the Company each entered into a support agreement (the “Support Agreement”) with Jazz, pursuant to which each such officer and director agreed, among other things, to tender his or her shares of common stock of the Company pursuant to the Tender Offer. As of December 16, 2013, these officers and directors beneficially owned or had options to acquire a number of shares of common stock of the Company equal to approximately 15% of the outstanding shares of common stock, or 23% on a fully diluted basis. According to the 14D-9, Gentium’s other large shareholder, Sigma Tau, which, together with its affiliates, beneficially owns approximately 17.4%) of the outstanding Company shares as of December 16, 2013, has expressed support for the Tender Offer price of $57.00 per share and is thus also likely to tender its Gentium shares.

70.      Pursuant to the Tender Offer Agreement, Jazz has commenced the Tender Offer. The initial offer period of the Tender Offer will expire on January 22, 2014. The closing of the Merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and as noted in the 14D-9, approximately 32.4% of the Company’s outstanding shares or 38% of the Company’s shares on a fully diluted basis are controlled by two of Gentium’s largest shareholders and the Board and members of Company management, all of whom either agreed to or will certainly tender their shares in support of the Tender Offer Agreement. While consummation of the Offer is conditioned on 66 2/3% of all Company shares on a fully diluted basis being validly tendered in the Tender Offer (or 11,833,083), that minimum tender condition can be waived by Parent and reduced to a majority of all outstanding shares (or 7,777,563 shares). Thus, only 17.6% of the Company’s outstanding shares need to be tendered in order for the Proposed Acquisition to close.

71.      Second, as part of the Tender Offer Agreement, defendants agreed to the inclusion of several deal protection devices. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a)       a no-shop provision that precludes the Board from engaging in a fair process to sell the Company by seeking out the best possible price for Gentium’s shareholders, as their fiduciary duties require;

(b)      a matching rights provision that requires Gentium to give full information about competing acquisition proposals to Jazz and then allows Jazz to match any competing proposal, thus discouraging competing proposals; and

(c)      a termination and expense fee provision that requires the Company to pay Jazz a $25.3 million penalty if the Proposed Acquisition is terminated in favor of a superior proposal.

THE MATERIALLY MISLEADING 14D-9

72.      In connection with the Proposed Acquisition, defendants filed the materially misleading 14D-9. The 14D-9, which recommends that Gentium’s shareholders tender their shares in favor of the Proposed Acquisition, omits and/or misrepresents material information about the intrinsic value of the Company, which makes it more likely that Gentium’s public shareholders will be coerced and misled into tendering their shares without that material information regarding the critical decision they face. Defendants knew or recklessly disregarded that the 14D-9 contained numerous material omissions and misstatements as set forth below. Specifically the 14D-9 omits/or misrepresents the material information set forth below in contravention of §§14(e) and 20(a) of the 1934 Act and/or defendants’ duty of candor and full disclosure under Italian law:

(a)      The bases on which the Board concluded it would likely consider a transaction at a price of $57.00 per share. The 14D-9 states that on November 25, 2013, Jefferies communicated to Jazz that the Company Board would not be interested in pursuing a transaction at $53.00 per share, but would likely consider a transaction at a price of $57.00 per share for Gentium. Understanding how the Board arrived at the $57.00 per share threshold is important because none of Jefferies’ implied per share value ranges from its fairness opinion analyses reached the $57.00 threshold. Accordingly, it is important to understand how Jefferies reached these earlier value conclusions and whether they are indicative of an alternative valuation perspective than what is currently being disclosed in the proxy.

(b)      The reasons Sigma-Tau did not enter into a support agreement with Parent. The 14D-9 states that Sigma-Tau communicated to Jazz that it would not enter into a support agreement with Jazz, but does not provide the reasons Sigma Tau did not enter into a support agreement. Sigma-Tau beneficially owns approximately 17.4% of the outstanding shares of Gentium and has entered into a license and supply agreement with Gentium to commercialize the intravenous formulation of defibrotide for the treatment of VOD in the United States upon FDA approval. It is important to understand whether this large shareholder has misgivings about the proposed transaction or if it believes there is a possibility of a different buyer topping the current bid.

(c)      The EV/CY2014P Revenue and EV/CY2015P Revenue multiples for each of the public companies observed by Jefferies in its Selected Public Companies Analysis. The 14D-9 contains Jefferies’ opinion that the $57.00 per share Tender Offer price is fair to Gentium’s shareholders from a financial point of view. In support of Jefferies’ fairness opinion, the 14D-9 also includes a discussion of Jefferies’ Selected Public Companies Analysis, a comparative valuation methodology. The 14D-9 does not disclose, however, the specific EV/CY2014P Revenue and EV/CY2015P Revenue multiples for each of the public companies observed by Jefferies in its Selected Public Companies Analysis. This omission is material because it is important for investors to be provided the multiples selected and applied by Jefferies. Without these multiples investors have no way to assess the assumptions made by Jefferies to derive its implied ranges of value for Gentium or how these assumptions compared to the market information provided in the 14D-9. This omission renders the information concerning the Selected Public Companies Analysis set forth on page 36 of the 14D-9 materially misleading.

(d)      Whether Jefferies conducted any kind of benchmarking analysis for Gentium, in relation to the comparable public companies selected in its Selected Public

Companies Analysis. The 14D-9 does not reveal whether Jefferies conducted any kind of benchmarking analysis for Gentium, in relation to the comparable public companies selected in its Selected Public Companies Analysis. This omission renders the 14D-9’s discussion of Jefferies’ Selected Public Companies Analysis set forth on page 36 materially misleading because benchmarking statistics are used in the valuation process to help instruct decisions on the selection of pricing multiples based on the different levels of growth and profitability among the comparable companies. Without this information, shareholders cannot assess the comparative value of their shares in the Company, and thus cannot make a fully informed decision whether to tender their shares or seek appraisal.

(e)      The Transaction Value/ LTM Revenue and Transaction Value/ One-year forward Revenue multiples for each of the precedent transactions selected by Jefferies in its Selected Precedent Transactions Analysis. The 14D-9 contains Jefferies’ opinion that the $57.00 per share Tender Offer price is fair to Gentium’s shareholders from a financial point of view. In support of Jefferies’ fairness opinion, the 14D-9 also includes a discussion of Jefferies’ Selected Precedent Transactions Analysis, a comparative valuation methodology. The 14D-9 does not disclose, however, the specific Transaction Value/LTM Revenue and Transaction Value/One-year Forward Revenue multiples for each of the precedent transactions selected by Jefferies in its Selected Precedent Transactions Analysis. This omission is material because it is important for investors to be provided the multiples selected and applied by Jefferies. Without these multiples investors have no way to assess the assumptions made by Jefferies to derive its implied ranges of value for Gentium or how these assumptions compared to the market information provided in the 14D-9. This omission renders the information concerning the Selected Precedent Transactions Analysis set forth on pages 36-37 of the 14D-9 materially misleading.

(f)        Whether Jefferies conducted any kind of benchmarking analysis for Gentium, in relation to the precedent transactions selected by Jefferies in its Selected Precedent Transactions Analysis. The 14D-9 does not reveal whether Jefferies conducted any kind of benchmarking analysis for Gentium, in relation to the comparable public companies selected in its Selected Precedent Transactions Analysis. This omission renders the 14D-9’s discussion of Jefferies’ Selected Precedent Transactions Analysis set forth on pages 36-37 materially misleading because benchmarking statistics are used in the valuation process to help instruct decisions on the selection of pricing multiples based on the different levels of growth and profitability among the comparable companies. Without this information, shareholders cannot assess the comparative value of their shares in the Company, and thus cannot make a fully informed decision whether to tender their shares or seek appraisal.

(g)        The definition of unlevered free cash flow used in Jefferies’ Discounted Cash Flow (“DCF”) Analysis. In the 14D-9, there is no definition of “unlevered free cash flow” used in Jefferies’ DCF Analysis. This is a material omission because there are a number of different line items that can be included in the calculation of unlevered free cash flow. It is important for investors to understand what items were included and excluded by Jefferies in its DCF Analysis. Without the definition of unlevered cash flow as used by Jefferies in the DCF analysis, shareholders cannot assess the actual intrinsic value of their shares in the Company, and thus cannot make a fully informed decision about whether to tender their shares or seek appraisal. This material omission renders the 14D-9’s discussion of Jefferies’ DCF Analysis set forth on page 37 materially misleading.

(h)        The inputs and assumptions employed by Jefferies to derive the range of discount rates (10.7%-11.7%) used in its DCF Analysis. The 14D-9 also did not disclose the inputs and assumptions employed by Jefferies to derive the range of discount rates (10.7%-11.7%) used in its DCF Analysis. This omission is material because the calculation of a discount rate requires a number of inputs and assumptions by the financial advisor. It is important for investors to have insight into these assumptions to assess their reasonableness. Moreover, the selection of discount rate often has the single largest impact on valuation, and it is a calculation left to the investment bank’s discretion. For these reasons, this omission renders the 14D-9’s discussion of Jefferies’ DCF Analysis set forth on page 37 materially misleading.

(i)        Whether stock-based compensation expense was treated as a cash or non- cash expense in Jefferies’ DCF Analysis. The DCF Analysis values a business based on the present value of its expected future cash flows. Often, stock-based compensation is treated as a cash expense by investment bankers even though it is not. This reduces cash flows, and therefore valuation, and is important to consider when evaluating the results of a DCF Analysis. For these reasons, this omission renders the 14D-9’s discussion of Jefferies’ DCF Analysis set forth on page 37 materially misleading.

(j)        The basis for the selection of the perpetuity growth rates (1.0)% to 1.0% used in Jefferies’ DCF Analysis. A company’s terminal value, that is, the value at the end of the projection period, is determined by applying constant growth rates known as “perpetuity growth rates.” A negative perpetuity growth rate implies the company will eventually cease operations, which is a highly unusual assumption to make when valuing a going concern like Gentium. As such, understanding Jefferies’ basis for selecting negative growth rates is important in understanding the implications of Jefferies’ analysis. For these reasons, this omission renders the 14D-9’s discussion of Jefferies’ DCF Analysis set forth on page 37 materially misleading.

(k)        The implied terminal earnings before interest, taxes, depreciation and amortization (“EBITDA) multiples based on Jefferies’ selected perpetuity growth rate range in its DCF Analysis. A company’s terminal value can also be calculated using valuation multiples, such as multiples of EBITDA. This approach should yield similar value ranges as using perpetuity growth rates if applied properly, as multiples and growth rates are conceptually and mathematically linked. A common way to perform a terminal value “sanity check” of perpetuity growth rates is to calculate the implied terminal EBITDA multiples that would provide the same value. This is important is evaluating whether Jefferies’ growth rates implied EBITDA multiples that were consistent with the market for companies such as Gentium. For these reasons, this omission renders the 14D-9’s discussion of Jefferies’ DCF Analysis set forth on page 37 materially misleading.

(1)        The specific risk adjustments applied to the various future scenarios and potential implications for Defitelio (defibrotide) in the set of projections as disclosed in the 14D-9. The 14D-9 sets forth management’s risk adjusted and non-risk adjusted projections, but omits the specific risk adjustments applied to the various future scenarios and potential implications for Defitelio. The value of Gentium is largely predicated on the future cash flows expected to be received from Defitelio, which just received a marketing authorization in the European Union and is pending FDA approval in the United States. Different risk assumptions for Defitelio, such as probability of regulatory approval, market size and pricing, can have large effects on the value of Gentium. As such, understanding risk adjustments made to projections is vital in understanding the bases for the projections themselves as well as any valuation that results from them. This omission renders the information concerning management’s projections set forth on page 40 of the 14D-9 materially misleading.

(m)      Material line items in management’s non-risk adjusted projections relied upon by Jefferies for its fairness analyses. The 14D-9 sets forth certain line items for management’s non-risk adjusted projections, but omits critical items for 2013-2020, including: (i) total revenues; (ii) gross profit; (iii) breakout of operating expenses to include (separately) research & development (“R&D”) expense, sales & marketing expense and general & administrative expense; (iv) EBITDA; (v) EBIT (or D&A); (vi) taxes (or tax rate); (vii) net income; (viii) changes in net working capital; (ix) capital expenditures; (x) stock-based compensation; and (xi) unlevered free cash flow. This information is material because the financial projections provide investors with management’s expectations about the expected growth and profitability of the Company. Additionally, the projections are the backbone of the DCF Analysis which is the only intrinsic valuation analysis performed by Jefferies in its fairness presentation. Given the inherent uniqueness of each pharmaceutical company in terms of its drug portfolio, development pipeline and the quality of patent protection, an intrinsic valuation analysis, such as a DCF Analysis, is typically preferred to “relative” valuation techniques such as reviewing peer companies or transactions. This is because companies in this industry are inherently less comparable to their peers than in other industries where company-specific differences are less significant. Without this material information, shareholders cannot conduct their own assessment of the Company’s inherent value based on management’s projections. This omission renders the information concerning management’s projections set forth on page 40 of the 14D-9 materially misleading.

(n)       Material line items in management’s risk adjusted projections relied upon by Jefferies for its fairness analyses. The 14D-9 sets forth certain line items for management’s risk adjusted projections, but omits critical items for 2013-2020, including: (i) breakout of operating expenses to include (separately) R&D expense, sales & marketing expense and general &

administrative expense; (ii) EBITDA; (iii) taxes (or tax rate); (iv) net income; (v) changes in net working capital; (vi) capital expenditures; (vii) stock-based compensation; and (viii) unlevered free cash flow. This information is material because the financial projections provide investors with management’s expectations about the expected growth and profitability of the Company. Additionally, the projections are the backbone of the DCF Analysis which is the only intrinsic valuation analysis performed by Jefferies in its fairness presentation. Given the inherent uniqueness of each pharmaceutical company in terms of its drug portfolio, development pipeline and the quality of patent protection, an intrinsic valuation analysis, such as a DCF Analysis, is typically preferred to “relative” valuation techniques such as reviewing peer companies or transactions. This is because companies in this industry are inherently less comparable to their peers than in other industries where company-specific differences are less significant. Without this material information, shareholders cannot conduct their own assessment of the Company’s inherent value based on management’s projections. This omission renders the information concerning management’s projections set forth on page 40 of the 14D-9 materially misleading.

(o)       The specific services Jefferies has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years and how much compensation was received for services rendered. The 14D-9 does not identify either the specific services Jefferies has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years or how much compensation Jefferies had received for services rendered. This information is material because it is important for investors to be aware of any potential conflicts of interest between the Company and its financial advisor in evaluating the work performed in rendering the fairness opinion. This omission renders the information concerning Jefferies’ other work and compensation set forth on page 38 of the 14D-9 materially misleading.

73.      There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares. Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment bankers relied upon, the key assumptions that the financial advisors used in performing valuation analyses, and the range of values that resulted from those analyses. Here the analyses of the Board’s financial advisor incorporated certain critical assumptions that significantly affect the output (valuation) of the analyses. Without this material information, shareholders have no basis on which to judge the adequacy of Jazz’s offer.

74.      Without full and fair disclosure of the material information set forth above, shareholders should not be asked to tender their shares.

75.      In sum, and as described in further detail herein, by agreeing to the Proposed Acquisition, each of the defendants breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Jazz, which efforts will eliminate the equity interest of Gentium’s public shareholders.

76.      In essence, the Proposed Acquisition is the product of a flawed process that is designed to ensure the merger of Gentium with Jazz, on terms preferential to Jazz and defendants, and detrimental to plaintiff and Gentium’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

DEFENDANTS’ FIDUCIARY DUTIES

77.      Under Italian law, directors and members of any committee designated by the board of directors must discharge their duties in good faith and with that degree of diligence required by the nature of their office and their specific competence. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)       adversely affects the value provided to the corporation’s shareholders;

(b)       discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(c)       contractually prohibits them from complying with their fiduciary duties;

(d)       otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)       provides the directors with preferential treatment at the expense of, or separate from, the public shareholders.

78.      In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Gentium, are obligated to refrain from:

(a)       participating in any transaction where the directors’ or officers’ loyalties were divided;

(b)       participating in any transaction where the directors or officers received a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)       unjustly enriching themselves at the expense or to the detriment of the public shareholders.

79.      Plaintiff alleges herein that defendants, separately and together, in connection with the Proposed Acquisition, are breaching and/or aiding and abetting in the breaches of fiduciary duties owed to plaintiff and the other public shareholders of Gentium, including the duties of loyalty, good faith, candor, due care and independence. As a result of these breaches of fiduciary duties and the aiding and abetting therein, neither plaintiff nor the Class will receive adequate or fair value for their Gentium ADSs in the Proposed Acquisition.

80.      Because defendants are breaching their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, and/or are aiding and abetting therein, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

COUNT I

Violations of §14(e) of the 1934 Act

Against All Defendants

81.      Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82.      Section 14(e) of the 1934 Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading … in connection with any tender offer.” 15 U.S.C. §78n(e).

83.      As discussed above, Gentium filed and delivered to its shareholders the 14D-9, which defendants knew or recklessly disregarded contained numerous material omissions and misstatements as set forth above.

84.      During the relevant period, defendants disseminated the false and misleading 14D-9 specified above, which defendants knew or recklessly disregarded failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

85.      The 14D-9 was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company.

86.      In so doing, defendants made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of §14(e) of the 1934 Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the 14D-9, defendants were aware of this information and of their duty to disclose this information in the 14D-9.

87.      The omissions and false and misleading statements in the 14D-9 are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the 14D-9 and in other information reasonably available to shareholders.

88.      By reason of the foregoing, defendants have violated § 14(e) of the 1934 Act.

89.      Because of the false and misleading statements in the 14D-9, plaintiff and the other holders of Gentium ADSs are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Violations of §20(a) of the 1934 Act

Against All Defendants

90.      Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

91.      Defendants acted as controlling persons of Gentium within the meaning of §20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors and/or controlling shareholders and/or advisors of Gentium, and/or their participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

92.      Each of the defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

93.      In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Acquisition. They were thus directly involved in the making of this document.

94.      Gentium, Parent and Purchaser also had direct supervisory control over the composition of the 14D-9 and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the 14D-9.

95.      In addition, as the 14D-9 sets forth at length, and as described herein, defendants were each involved in negotiating, reviewing and approving the Proposed Acquisition. The 14D-9 purports to describe the various issues and information that they reviewed and considered, descriptions which had input from all defendants.

96.      By virtue of the foregoing, defendants have violated §20(a) of the 1934 Act.

97.      As set forth above, defendants had the ability to exercise control over and did control a person or persons who have each violated §14(e) of the 1934 Act and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to §20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, plaintiff and the other holders of Gentium ADSs will be irreparably harmed.

COUNT III

Violations of Article 2395 of the Italian Civil Code

Against the Individual Defendants

98.      Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

99.      By failing to comply with their fiduciary duties under Italian law of loyalty, good faith, care and candor to maximize shareholder value and by disseminating the materially misleading 14D-9, in which defendants recommend that Gentium shareholders tender their shares to Jazz, the Individual Defendants are breaching their fiduciary duties under Italian law, violating §14(e) of the 1934 Act, and depriving Gentium shareholders of an informed choice about whether to tender their shares or seek appraisal.

100.    In so doing, the Individual Defendants have violated Article 2395 of the Italian Civil Code, which provides shareholders with a private right of action to challenge such unlawful conduct by directors that has caused harm to the shareholders.

101.    The Individual Defendants’ conduct is unlawful in that said conduct is in breach of the Individual Defendants’ fiduciary duties under Italian law, violates §14(e) of the 1934 Act, and is harming Gentium shareholders by depriving them of an informed choice about whether to tender their shares or seek appraisal.

102.    Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the Individual Defendants’ unlawful conduct.

COUNT IV

Breach of Fiduciary Duties

Against the Individual Defendants

103.    Plaintiff repeats and realleges each and every allegation contained above as though fully set forth herein.

104.    The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Gentium and have acted to put their personal interests ahead of the interests of Gentium’s shareholders.

105.    By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Gentium.

106.    The Individual Defendants have violated their fiduciary duties by entering Gentium into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Gentium’s shareholders.

107.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Gentium because, among other reasons:

(a)       they failed to take steps to maximize the value of Gentium to its minority shareholders;

(b)       they failed to properly value Gentium and its various assets and operations; and

(c)       they ignored or did not protect against the numerous conflicts of interest resulting from defendants’ own interrelationships or connection with the Proposed Acquisition.

108.    Because the Individual Defendants dominate and control the business and corporate affairs of Gentium, and have access to private corporate information concerning Gentium’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the minority shareholders of Gentium which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing minority shareholder value.

109.    By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

110.    The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

111.    As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Gentium’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Tender Offer Agreement’s terms, and may consummate the Proposed Acquisition, all to the irreparable harm to the members of the Class.

112.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands relief, in plaintiff’s favor against defendants, as follows:

A.       Declaring that plaintiff’s claims are properly maintainable as a class action;

B.       Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until they comply with their fiduciary duties under Italian law of loyalty, good faith, care and candor to maximize shareholder value, with Article 2395 of the Italian Civil Code, and with §§14(e) and 20(a) of the 1934 Act, and provide shareholders with all material information about the unfair sales process for the Company, the conflicts of interest suffered by defendants in connection with the Proposed Acquisition, the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company;

C.       Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

D.       Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E.        Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

DATED: January 15, 2014	ROBBINS GELLER RUDMAN
& DOWD LLP
SAMUEL H. RUDMAN

SAMUEL H. RUDMAN

58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com

ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD
DAVID WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
randyb@rgrdlaw.com
ratwood@rgrdlaw.com
dwissbroecker@rgrdlaw.com

THE BRISCOE LAW FIRM, PLLC
WILLIE C. BRISCOE
8150 N. Central Expressway, Suite 1575
Dallas, TX 75206
Telephone: 214/239-4568
281/254-7789 (fax)
wbriscoe@thebriscoelawfirm.com

POWERS TAYLOR LLP
PATRICK W. POWERS
Campbell Centre II
8150 North Central Expressway, Suite 1575
Dallas, TX 75206
Telephone: 214/239-8900
214/239-8901 (fax)
patrick@powerstaylor.com

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

XAVION JYLES (“Plaintiff”) declares:

1.        Plaintiff has reviewed a complaint and authorized its filing.

2         Plaintiff did not acquire the security that is the subject of this action at the direction of plaintiff’s counsel or in order to participate in this private action or any other litigation under the federal securities laws.

3.        Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4.        Plaintiff has made the following transaction(s) during the Class Period in the securities that are the subject of this action:

Acquisitions:	Date Acquired	Number of Shares Acquired	Acquisition Price Per Share
	18 Dec 2013	93	56.86

Sales:	Date Sold	Number of Shares Sold	Selling Price Per Share
	—	—	—

5.        Plaintiff has not sought to serve or served as a representative party in a class action that was filed under the federal securities laws within the three-year period prior to the date of this Certification except as detailed below:

6.        The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiffs pro rata share of any recovery, except such reasonable costs and expenses (including lost wages)

GENTIUM

directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 14th day of January, 2014.

XAVION JYLES

GENTIUM